# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827
Date of event which requires filing of this statement: 02/19/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002041777-26-000001
Filed by CIK 0002041777
Persons authorized to receive notices and communications: Ascent Capital Partners, 16427 N Scottsdale Rd, Ste 410, Scottsdale, Arizona (AZ), 85255, 928-503-2437

## Reporting persons
- Ascent Capital Partners LLC (CIK 0002041777): type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,282,828; shared voting power 0; sole dispositive power 5,282,828; shared dispositive power 0; aggregate amount beneficially owned 5,282,828 (6.7% of the class)
- Jonathan Loeffler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,282,828; shared voting power 0; sole dispositive power 5,282,828; shared dispositive power 0; aggregate amount beneficially owned 5,282,828 (6.7% of the class)
- Mark A Pomeroy Jr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,282,828; shared voting power 0; sole dispositive power 5,282,828; shared dispositive power 0; aggregate amount beneficially owned 5,282,828 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827

## Item 2. Identity and Background
Name of person filing: Ascent Capital Partners LLC ("Ascent Capital")
Residence or business address: 16427 N Scottsdale Rd, Ste 410, Scottsdale, AZ 85255
Present principal occupation or employment: The principal business of Ascent Capital is providing investment advisory services to private funds ("Funds") and other investors, including through separately managed accounts ("SMAs"). Ascent Capital clients generally pay an asset-based management fee and a performance fee, some of which may be based on the net profits, if any, relating to Issuer securities.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Arizona limited liability company. Jonathan Loeffler and Mark A. Pomeroy Jr, each a citizen of the United States of America, are all the members and managers of the Reporting Person and their business address is 16472 N. Scottsdale Rd, Ste. 410, Scottsdale, Arizona 85255.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Ascent Capital acquired beneficial ownership of the securities reported herein at a cost of approximately $18,591,403. The source of funds used to acquire such position was from working capital of private funds and SMAs managed by Ascent Capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof). In addition, the Reporting Persons have engaged and intend to continue to engage, in discussions with management or the board of directors of the Issuer (the "Board") about its business, operations, strategy, and prospects and governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. On February 18, 2026, Ascent Capital delivered a letter to the Board of Directors of the Issuer (the "Board Letter") with respect to the Issuer's performance, corporate governance, strategic direction and certain actions that the Ascent Capital believes the Issuer should take, namely: (1) reduce corporate overhead immediately and materially (2) cease all parent-level funding of ventures beyond Accelsius until stabilization (3) deploy excess capital available into Accelsius equity and (4) reconstitute the Board of Directors with genuine independence. A copy of the Board Letter is attached as an Exhibit to this Schedule 13D and incorporated by reference in this Item 4. Except as described in this Schedule 13D, the Reporting Person does not have any present plans that relate to or would result in any of the actions described in Item 4 of paragraph (a) through (j), although, the Reporting Person, at any time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Person may be deemed to beneficially own an aggregate of 5,282,828 shares of the Issuer's Class A Common Stock, representing 6.7% of the outstanding shares of Class A Common Stock, based on 79,174,919 shares of Class A Common Stock of the Issuer outstanding as of January 14, 2026, which is the total number of Shares outstanding following the closing of the Issuer's public offering as disclosed in the Issuer's Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on January 14, 2026. The beneficial ownership reported herein consists of 3,541,685 shares and 76,000 warrants held by Funds and 1,741,143 shares held by SMAs managed by Ascent Capital.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto, the Reporting Person has not effected any transaction in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person or the private funds and/or SMAs it manages, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Items 2 and 5 of the Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2 and 5 of the Schedule 13D is incorporated herein by reference. For the avoidance of doubt, Ascent Capital also owns securities in private companies in which the Issuer also has ownership.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
February 19th, 2026

Via Email and Certified Mail
Board of Directors
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

Dear Members of the Board:

Ascent Capital Partners (collectively with its affiliates, "we" or "our") is a private investment firm managing public and private assets for ultra-high net worth families - and one of Innventure's largest shareholders. We write today in that capacity, as stewards of not only our portfolio but, by extension, this Company.

We are not activists. We have never been. Our firm was built around private markets: working closely with founders and operators over long time horizons, backing conviction before the market catches on, and staying in the room when things get hard. We believed in Innventure's thesis early. We supported this Company patiently, and privately.

That patience has run out.

Not because we have lost faith in what this Company could be, but because we have watched the Board fail - repeatedly, and without apparent consequence - to hold itself to the very standard it demands of every company it builds.

We are also writing today in direct response to the statement Innventure issued this morning in reply to Commonwealth Asset Management's Schedule 13D filing. We read that statement carefully. It confirmed what we have feared for some time: that this Board and management team are more committed to defending the status quo than to honestly reckoning with the damage it has caused.

Let us be specific, because the statement deserves a specific answer.

Innventure's response to a detailed, substantive critique of its capital allocation, overhead structure, and governance failures was to describe its own business model to its shareholders. The Company told investors - at length - what Innventure does, how it sources technology, and why its approach is differentiated. Not one of those paragraphs addresses the actual charges. The overhead levels were not justified. The dilutive financing program was not explained. The nearly ~70% decline in share price since the de-SPAC transaction was not acknowledged. The governance conflict - three directors who simultaneously serve as senior executives - was not addressed. Instead, the Board offered a recitation of its founding thesis as if the problem were that shareholders simply don't understand the Company well enough.

We understand the Company perfectly well. That is precisely why we are writing.

The statement did contain one data point worth examining: Innventure disclosed that its G&A expenses decreased from $19.7 million in Q1 2025 to $16.9 million in Q3 2025. It is great that you have reduced the $16.9 million however regardless in comparison the numbers are astounding. The Board presented this as evidence of meaningful progress on cost discipline. We would ask the Board to consider how that number sounds to a shareholder who has watched the stock fall nearly ~70% - that after sustained pressure, after a public activist filing, after a year of scrutiny, the Company's best evidence of fiscal responsibility is a 14% G&A reduction while spending 10 times it should. At a company of Innventure's current scale and revenue profile, that overhead level demands more than a passing mention in a shareholder letter - it demands a line-by-line defense. That is not progress. That is the minimum acknowledgment that something is wrong, dressed up as a solution.

The statement also invokes PureCycle as proof that the Innventure model works. PureCycle was launched in 2015 and taken public in 2021 - a six-year build that preceded the current public company structure, the current overhead burden, and the current obligation to public market shareholders. It is a genuine success. It is also not evidence that the model as currently constructed and currently costing is appropriate for Innventure today. Pointing to 2015 to answer questions about 2025 is not a strategy. It is a deflection.

Then there is AeroFlexx. In Innventure's own statement, issued today in response to one of the most pointed activist critiques this Company has received, Innventure's evidence that AeroFlexx justifies continued parent-level funding is a new partnership to launch a bubble bath product.

We do not say this to be dismissive of AeroFlexx's team or their work. We say it because Innventure's public shareholders are being diluted - today, in material amounts - to fund this. And the Board has offered a bubble bath partnership as its defense of that decision. That speaks for itself.

We want to say something now that we have said privately, more than once, and that this Board needs to hear on the record.

Innventure's entire identity is built on a single, powerful idea: that the right people, in the right roles, at the right time, with the right resources and accountability behind them, can transform breakthrough technologies into long lasting companies. Innventure charges multinational corporations a relationship premium precisely because it claims to know how to do this better than anyone else. It is not just a capital allocator. It is, by its own description, a company-builder - one that understands better than the market how talent, timing, and structure determine outcomes.

Yet, this Board has allowed a governance structure to persist in which three of its members simultaneously serve as senior executives of the Company they are supposed to be overseeing. It has presided over an overhead structure that would be indefensible at ten times Innventure's current scale. It has watched the Company's stock fall nearly ~70% while its most valuable asset - Accelsius - has executed at an extraordinary level. And when called to account for these failures, it responded today not with a plan, not with accountability, not with any acknowledgment that something has gone wrong - but with a press release explaining what Innventure is.

The contradiction is not subtle. A company that sells the world on its ability to put the right people in the right roles at the right time has failed, persistently and visibly, to apply that discipline under its own roof. The Board that is responsible for that failure is the same Board that is now asking shareholders to trust its judgment. We do not believe that trust has been earned, and we do not believe it will be restored without meaningful, structural change.
We want to be unambiguous about Accelsius, because the Company deserves that credit and because it is central to everything that follows. Accelsius has built genuine market leadership in two-phase direct-to-chip liquid cooling at the precise moment when data center infrastructure investment has become one of the most consequential capital deployment stories in the global economy. Its 300-megawatt deployment agreement represents the largest of its kind on record. Its $65 million Series B, anchored by Johnson Controls and Legrand, is not a financing milestone - it is a strategic validation by two of the most sophisticated industrial operators in the world. Accelsius is exactly the kind of company Innventure told investors it could build. On that singular point, the thesis has been proven.

It is therefore not a small thing that Innventure is systematically diluting its shareholders' ownership of Accelsius to fund tens of million a year in parent-level overhead and ventures that, by management's own guidance, will not produce meaningful returns for years. Every share sold to sustain that overhead is a share of Accelsius given away permanently. The market has priced this dynamic with precision: Innventure trades at a deep discount to the value of its Accelsius stake not because investors misunderstand the asset, but because they have correctly assessed the liability sitting above it.

We as well are asking the Board to do four things. We are not asking for anything that requires creativity, external resources, or new strategy. We are asking the Board to apply to Innventure the same discipline it claims to apply to the companies it builds.

1) Reduce corporate overhead immediately and materially. Innventure at its current capitalization and stage of development should be a lean holding structure - carrying only the costs necessary to maintain its public listing and provide meaningful support to Accelsius. The current overhead level is not defensible at this scale. A 14% reduction is not a plan. The Board should set a target, make it public, and be held to it.

2) Cease all parent-level funding of ventures beyond Accelsius until stabilization. AeroFlexx and Refinity may have futures, but those futures must be financed at the subsidiary level, with dilution borne there - not imposed on Innventure's public shareholders. AeroFlexx especially should be at this validation point to raise outside capital. The Company does not have the capital, the credibility, or the mandate to operate a multi-initiative incubation platform at parent-company expense right now. Until it does, it should stop pretending otherwise.

3) Deploy excess capital available into Accelsius equity. There is no higher-conviction use of capital available to this Company. Every dollar that does not go to overhead should go to deepening Innventure's ownership of its only near-term driver of shareholder value. The logic is straightforward and the path is clear.

4) Reconstitute the Board with genuine independence. Appointing a Lead Independent Director is a start. It is not a solution. A board in which three of nine members are also senior executives cannot provide the oversight this situation demands. The Nominating and Corporate Governance Committee should move with urgency, not with the pace of a committee that believes its current composition is adequate.

We want to close with something we mean without reservation: the opportunity here is exceptional. Accelsius is not a speculative bet. It is a proven business operating at the center of a generational infrastructure transformation. The path from where Innventure stands today to a stock price that reflects the true value of what this Company has built runs directly through the actions we have described. It is not a long path. It does not require bold new strategy or a new vision. It requires the Board to stop protecting a cost structure that cannot be justified and start protecting the asset that actually matters.

We have raised these concerns privately. We did so because we believed in constructive engagement and because we did not want to be here. We are here because the Company's response to private concern was inaction, and its response to public criticism this morning was a reactive press release. That is not good enough - not for Accelsius, not for Innventure's shareholders, and frankly not for a management team that holds meaningful personal stakes in this Company and should want nothing more than to see those stakes reflect what Accelsius has actually built.

We are prepared to engage constructively with any member of this Board who is willing to have a real conversation about what needs to change. We are equally prepared to pursue every available course of action to protect the interests of our investors if that conversation does not happen. The choice, at this point, belongs to the Board.

Respectfully submitted,

/s/Jonathan Loeffler
Managing Director, Ascent Capital Partners
On behalf of Ascent Capital Partners, Ascent X Innventure (collectively with its affiliates)

## Signatures
- Ascent Capital Partners LLC: Jonathan Loeffler, Managing Director (02/19/2026)
- Ascent Capital Partners LLC: Mark A. Pomeroy Jr, Managing Director (02/19/2026)
- Jonathan Loeffler: Jonathan Loeffler, Managing Director (02/19/2026)
- Mark A Pomeroy Jr: Mark A. Pomeroy Jr, Managing Director (02/19/2026)